Exhibit 4.7

EXHIBIT A TO SETTLEMENT AGREEMENT

Promissory Note

FOR VALUE RECEIVED, NuState Energy Holdings, Inc. (“NuState”), a Nevada corporation, promises to pay to Stokes Logistics Consulting, LLC, a South Carolina limited liability company, or its order, One Hundred Thousand ($100,000.00) Dollars, as follows:

A.           The Note shall not bear any interest.

B.	The Note shall become due and payable one hundred and eighty (180) days from the reverse take over that NuState has initiated or by January 1, 2013, whichever comes first.

C.
If, when the Note becomes payable, the NuState stock has a value of at least five cents ($0.05) per share, then NuState will have the option to satisfy the Note by issuing Stokes Logistics Consulting, LLC non-restricted, common voting stock in NuState. The number of shares issued will be the dollar equivalent of the balance on the Note based on the market value of the stock when the Note became payable.

D.
If the Note is not paid or otherwise satisfied by January 1, 2013, then NuState shall execute a Confession of Judgment in favor of Stokes Logistics Consulting, LLC in the mount of One Hundred and Fifty Thousand ($150,000.00) Dollars.

E.	NuState may prepay the principal of this Note, in whole or in part, before the due date of the Note without further agreement, premium, or penalty.

F.	Except as otherwise provided herein, all payments under this Note are payable in lawful money of the United States of America.

G.	If this Note is placed in the hands of an attorney for collection or is collected through any legal proceedings, NuState promises to pay to the extent permitted by law, a reasonable attorney’s fee.

H.
NuState and all persons liable or to become liable on this Note waive presentment, protest and demand and dishonor of this Note, and consent to any and all renewals and extensions of the time of payment hereof.

I.
None of the rights and remedies of the holder hereunder are to be waived or affected by failure or delay to exercise them. All remedies conferred on a holder of this Note under the Note or any other instrument or agreement shall be cumulative, and none is exclusive. Such remedies may be exercised concurrently or consecutively at the holder’s option.

J.	This Note shall be governed as to validity, interpretation, construction, effect, and all other respects, by the laws and decisions of the State of South Carolina.

K.
It is understood and agreed that this Note shall be binding upon NuState, its successors, assigns, purchasers, agents, subsidiaries, partners, related companies, and all others claiming by or through it.

L.
Whenever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but it any provision of this note or portion hereof shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

M.
It is expressly understood and agreed that any and all disputes arising out of or relating to this Agreement in any way shall be decided by arbitaration pursuant to the South Carolina Uniform Arbitration Act and the Federal Arbitration Act. The venue for the arbitration shall be Richland County, South Carolina. The prevailing party in any dispute shall be entitled to recover its attorney’s fees and costs.

NUSTATE UNDERSTANDS AND AGREES TO THE TERMS OF THIS PROMISSORY NOTE.

[Signatures on following page.]

NUSTATE ENERGY HOLDINGS, INC.
BY:	/s/ Kevin Yates
Its:	CEO
Date:	10/12/11

SWORN TO AND SUBSCRIBED BEFORE ME
This	12	day of	October	, 2011

/s/ Kimberly Ward
Notary Public for South Carolina

My Commission Expires:				3/17/2021